Securities and Exchange Commission
450 Fifth Street, N.W., Stop 1-4

Washington, D.C. 20549
USA

02060998

SUPPL

November 22, 2002

Re: Huhtamäki Oyj, File No. 82.2925

Dear Sirs,

We enclose on behalf of Huhtamäki Oyj, a Finnish company the following information pursuant the exemption from the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder:

Stock Exchange Bulletin:

- Increase in share capital and listing of new shares resulting from the use of stock options

Yours sincerely,

Mandi Alaterä
Marketing Coordinator

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

dlw 1/13

SEC MAIL RECEIVED PROCESSING
DEC 02 2002
WASH, D.C. 155 SEC

HUHTAMÄKI OYJ STOCK EXCHANGE BULLETIN 22.11.2002 AT 09.30

HUHTAMAKI:INCREASE IN SHARE CAPITAL AND LISTING OF NEW SHARES RESULTING FROM USE OF STOCK OPTIONS

A total of 1.000 new shares of Huhtamäki Oyj have been issued, following conversions of stock options attached to the company's 2000 A stock option plan. The corresponding increase in the company's share capital is EUR 3,400. The increase will be entered in the Finnish Trade Register on November 22, 2002. The company has requested Helsinki Exchanges to list the new shares for public trading beginning Monday, November 25, 2002. In terms of shareholder rights, the new shares are identical to the company shares already traded on Helsinki Exchanges.

The A, B and, once issued, C options attached to the company's 2000 stock option plan entitle to the subscription of a total of 3,600,000 new company shares. The annual subscription period is May 2 - October 31, with the program expiring on October 31, 2006.

Inquiries:

Mr Juha Salonen, Group General Counsel
Tel. +358-9-6868 8380

HUHTAMÄKI OYJ

Juha Salonen
Group General Counsel

Markku Pietinen
Group VP IR & Communications